Aleafia Announces Options Grant

TORONTO, Oct. 03, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated cannabis companies, is announcing that it has granted to certain of its officers an aggregate of 2,000,000 stock options (the “Options”) under its stock option plan. Each Option is exercisable into common shares of the Company at an exercise price of $2.61. The Options vest every six months over a two year period and expire on October 2, 2023.

For Investor & Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated cannabis company with major cannabis cultivation & processing and medical cannabis clinics business operations. Aleafia owns two cannabis cultivation facilities, one of which is licensed and fully operational and one which will be fully operational in late 2018. Aleafia will reach a fully-funded annual growing capacity of 38,000 kg in 2019. Canabo Medical Clinics are the largest brick and mortar medical cannabis clinic network in Canada with 22 locations and over 50,000 patients.

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